Filed by The Arena Group Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: The Arena Group Holdings, Inc.

Commission File No. 001-12471

Manoj Bhargava Invests $12 Million More in The Arena Group

February 14, 2024

“The news of our demise is a little early. We’re not going anywhere.” – Bhargava

NEW YORK—(BUSINESS WIRE)—Feb. 14, 2024— Today, The Arena Group (NYSE American: AREN) announced that its largest shareholder, Simplify Inventions, LLC, is increasing its investment in the company by providing an additional $12 million in equity at an 85% premium over yesterday’s closing stock price. This is intended to help sustain the company during its transformation. https://arenagroup.gcs-web.com/node/11216/html.

“This infusion of cash is needed to help The Arena Group transition to a profitable, multi-media business,” said Bhargava. “The news of our demise is a little early. We’re not going anywhere.”

This new $12 million investment will raise Simplify’s equity stake to 54.5% of The Arena Group. This equity investment demonstrates Mr. Bhargava’s full faith in the continuing operations of The Arena Group and helps restore confidence of its shareholders and customers.

The Arena Group continues to work with Authentic Brands Group (“Authentic”), the licensor of Sports Illustrated, to negotiate a new publishing license. There is an unresolved claim of $45 million against The Arena Group by Authentic. The Arena Group will continue to publish the print and digital editions of Sports Illustrated until this issue is resolved.

The proposed merger between Bridge Media Networks and The Arena Group would form a new company, The Arena Group Holdings, Inc. The merger will accelerate the company’s planned expansion to a highly differentiated digital media portfolio that can create, distribute and monetize premium video content across television, digital and streaming. This unlocks significant revenue opportunities and will appeal to advertising partners as The Arena Group will be able to offer bespoke and integrated marketing opportunities.

On Friday, February 9, 2024, The Arena Group filed an S-4 Registration Statement with the U.S. Securities and Exchange Commission (SEC).

About The Arena Group

The Arena Group (NYSE American: AREN) is an innovative technology platform and media company with a proven cutting-edge playbook that transforms media brands. Our unified technology platform empowers creators and publishers with tools to publish and monetize their content, while also leveraging quality journalism of anchor brands like Sports Illustrated, TheStreet, Parade, Men’s Journal, and HubPages to build their businesses. The company aggregates content across a diverse portfolio of over 265 brands, reaching over 100 million users monthly. Visit us at thearenagroup.net and discover how we are revolutionizing the world of digital media.

About Bridge Media Networks

Bridge Media Networks is a dynamic and innovative media group that offers a wide range of platforms for delivering the latest news, sports, automotive, and travel content. Bridge Media Networks’ portfolio includes over-the-air television stations, two national television networks, cutting-edge streaming platforms, and dynamic websites designed to keep viewers informed and entertained. Bridge Media Networks’ unwavering commitment is to provide viewers with the most comprehensive and impartial content possible through its flagship brands: NEWSnet, Sports News Highlights, Driven, and TravelHost.

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Forward Looking Statements

This press release includes statements that constitute forward-looking statements. Forward-looking statements may be identified by the use of words such as “forecast,” “guidance,” “plan,” “estimate,” “will,” “would,” “project,” “maintain,” “intend,” “expect,” “anticipate,” “prospect,” “strategy,” “future,” “likely,” “may,” “should,” “believe,” “continue,” “opportunity,” “potential,” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, and include, for example, statements related to the proposed strategic transaction with Simplify Inventions, including the Company’s ability to complete the transaction and the potential benefits thereof, the Company’s anticipated restructuring of its indebtedness, the Company’s anticipated future expenses and investments, business strategy and plans, expectations relating to its industry, market conditions and market trends and growth, market position and potential market opportunities, and objectives for future operations. These forward-looking statements are based on information available at the time the statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the ability of the Company to expand its verticals; the Company’s ability to grow its subscribers; the Company’s ability to grow its advertising revenue; general economic uncertainty in key global markets and a worsening of global economic conditions or low levels of economic growth; the effects of steps that the Company could take to reduce operating costs; the remaining effects of the COVID-19 pandemic and impact on the demand for the Company products; the inability of the Company to sustain profitable sales growth; circumstances or developments that may make the Company unable to implement or realize the anticipated benefits, or that may increase the costs, of its current and planned business initiatives; and those factors detailed by the Company in its public filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Important factors that could cause actual results relating to the pending transaction with Bridge Media Networks to differ materially from such plans, estimates or expectations include, among others: (1) that one or more closing conditions to the transactions, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transactions, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of The Arena Group may not be obtained; (2) the risk that the proposed transactions may not be completed in the time frame expected by the parties, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transactions; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transactions; (5) failure to realize the anticipated benefits of the proposed transactions, including as a result of delay in completing the proposed transactions or integrating Bridge Media Networks and The Arena Group; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) any inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transactions; (10) potential litigation in connection with the proposed transactions or other settlements or investigations that may affect the timing or occurrence of the proposed transactions or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, including natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (13) the ability of Bridge Media Networks, The Arena Group and the combined company to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event; (14) the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets; (15) actions by third parties, including government agencies; (16) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions; (17) the risk that disruptions from the proposed transactions will harm Bridge Media Networks and The Arena Group, including current plans and operations; (18) certain restrictions during the pendency of the acquisition that may impact Bridge Media Networks’ or The Arena Group’s ability to pursue certain business opportunities or strategic transactions; (19) Bridge Media Networks’, The Arena Group’s and the combined company’s ability to meet expectations regarding the accounting and tax treatments of the proposed transactions; (20) delays in Bridge Media Networks attracting advertisers or executing its business growth strategy; (21) continued fragmentation of audiences and a reduction in the number of television subscribers; (22) decreases in advertising spending or advertising demand or the demand for Bridge Media Networks programming; (23) increased competition for programing, audiences and advertisers; (24) loss of Bridge Media Networks’ key affiliate customer, Agency 5; (25) changes in government regulations, licensing requirements, or FCC’s rules and regulations and the applicability of such rules and regulations to Bridge Media Networks; (26) failure to identify strategic acquisitions candidates or achieve the desired results of strategic acquisitions; (27) loss of material intellectual property rights of Bridge Media’s programming, technology, digital and other content; (28) labor disputes, increasing demand for creative talent and union activity; (29) loss of key employees or the inability to attract and retain skilled employees; (30) inability to or limitations on raising additional capital in the future. The foregoing list of factors is not exhaustive and (31) and those factors detailed by the Company in its public filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Should one or more of these risks, uncertainties, or facts materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by the forward-looking statements contained herein. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

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Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) by and among the Company, Simplify, Bridge Media Networks, LLC (“Bridge Media”), Newco and the other parties to that certain Business Combination Agreement, dated November 5, 2023, as amended, Newco and the Company filed with the SEC a registration statement on Form S-4 on February 9, 2024 (File No. 333-276999) containing a combined proxy statement/prospectus of the Company and Newco (the “Combined Proxy Statement/Prospectus”). Additionally, the Company, Simplify and Newco will prepare and file a definitive Combined Proxy Statement/Prospectus with the SEC, and the Company will mail the definitive Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the Proposed Transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Newco and/or the Company have or may file with the SEC in connection with the Proposed Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS AND THE OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED BY NEWCO OR THE COMPANY WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Newco and/or the Company without charge through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, Simplify, Bridge Media and Newco and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the Proposed Transaction, including a description of their direct or indirect interests in the Proposed Transaction, by security holdings or otherwise, is set forth in the Combined Proxy Statement/Prospectus and other relevant materials that have or will be filed with the SEC. Information regarding the directors and executive officers of the Company is contained in the Company’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 28, 2023, its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 31, 2023, and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Investor Relations

Rob Fink

FNK IR

Aren@fnkir.com

646.809.4048

Simplify Inventions, LLC Contact:

Steve Janisse

404-574-9206

Steve.janisse@newsmakersmedia.com

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